Exhibit 99.2

press release

ArcelorMittal publishes 2022 Integrated Annual Review

26 April 2023, 14:30 CET

ArcelorMittal (‘the Company’) has today published its 2022 integrated annual review.

The review, which can be accessed here - annualreview2022.arcelormittal.com - underpins the Company’s commitment to transparent reporting and is a key pillar in our commitment to engage stakeholders and communicate our financial and non-financial performance. It provides an overview of the Company’s performance in 2022, outlines progress against its strategic priorities, and details its short- and long-term goals and current action plans.

We strive to reflect the guiding principles of the most respected and influential organisations and frameworks. In our 2022 review, we have started to align our reporting with the concepts and principles set out by the Corporate Sustainability Reporting Directive (CSRD). We have also considered the recommendations and principles of the Task Force on Climate-related Financial Disclosures (TCFD) in preparing our integrated reporting. Our aim is to show our stakeholders how we are organised and how our management systems are set up to meet the requirements (governance), what improvements we are making to respond to changes (strategic actions), what the challenges and opportunities are to deliver the strategy (risk management) and measurable progress we have been making to achieve the strategic objectives (performance). The result, we believe, is a more structured, direct and balanced review.

The review, entitled ‘Driving forward’ is structured in seven main chapters:

•	Driving change in our safety performance
•	Responsible energy use and lower-carbon futures
•	Air, water, land, biodiversity and ecosystems
•	Delivering a circular economy through innovation
•	Value chains our stakeholder’s trust
•	Attracting, retaining and developing our people
•	Communities and just transition

Key new disclosures include:

•	An update on our alignment with TCFD to include our climate scenario analysis and the preliminary findings of our physical and transition risks and opportunities
•	Proactive potential serious injuries and fatalities (PSIFs) safety indicator reported for the first time – and also safety performance by segment
•	An update on the certification of our sites to leading third party multistakeholder ESG standards such as ResponsibleSteel™
•	Our diversity and inclusion roadmap
•	Our approach and principles for a just transition.

Commenting, Aditya Mittal, CEO, ArcelorMittal, said:

“It is increasingly difficult to characterize a year in one or two sentences, reflecting the dynamic, complex world we live in. This was even more marked in 2022 where at ArcelorMittal we celebrated several significant strategic milestones while simultaneously having to manage a major asset through the realities of war.

“ArcelorMittal’s purpose is ‘Smarter steels for people and planet’. The events in Ukraine certainly focused our attention on our people. We did whatever we could to support them and the humanity and generosity from our people across the group came to the fore.

“Alongside challenges of this magnitude, it was also a year of good progress, with important milestones achieved and the financial strength of the company clearly apparent. We are confident that steel is not only going to remain in high demand, but that demand is going to grow. That represents an exciting opportunity – but we must understand what our stakeholders want from the materials of the future. More yes, but not more of the same. Steel yes, but low-carbon and ultimately near-zero steel.

“It is undoubtedly a major transition. But one in which we are confident steel, and ArcelorMittal, will have the opportunity to thrive. We have a vision to lead the decarbonisation of the steel industry and have worked hard to give our stakeholders greater insight into all aspects of our decarbonization journey. It is a matter of fact that some regions will move faster than others. But we have now commissioned our first carbon capture and utilization plant, broken ground on a new DRI-EAF investment that will replace existing blast furnaces – and announced several acquisitions in the areas of low-carbon metallics and renewable energy. I hope in 2023 we will see further policy evolution that helps accelerate the road to near-zero steelmaking.

“We are very clear that we cannot consider ourselves the world’s leading steel company if we are not also the safest. We know where we stand today, and we know we have a lot of work to do. We are implementing a dual-pronged strategy focused on the two fundamental safety pillars of culture and risk. Every asset has been assessed and is developing best-in-class plans to deliver improvement along the Bradley curve. I am quietly optimistic we will be able to demonstrate meaningful progress this year.

“Ultimately it is our people that enable us to succeed. It is therefore vital we continue to attract the brightest, smartest talent to our company. In pursuit of this, last year we launched a new people strategy based on leadership that inspires excellence, talent to thrive for the future, and diversity and inclusion that engages everyone. Steel has for decades helped improve people’s lives through the products it helps make. Increasingly, given its natural circular properties and its potential to ultimately be produced with near-zero carbon emissions, it has a great opportunity to also contribute to a better, healthier, planet. That is what drives us every day.”

Lakshmi Mittal, Executive Chairman, ArcelorMittal, added:

“This report provides an overview of the Company’s performance, not just financially, but against our broader strategic priorities and our sustainability goals. In this respect it takes account of our focus on safety, our actions to reduce carbon emissions, our people values, and our concerted efforts to working sustainably within the natural environment, and with our local communities and society at large.

“Against an increasingly challenging global backdrop, the Company delivered a strong performance in 2022, generating Ebitda of $14.2 billion and continuing to invest strategically and responsibly to both capture opportunities and address the challenges facing us. We ended the year with a record low net debt of $2.2 billion (versus $4.0 billion at the end of 2021). Our business is stronger and more resilient than at any time during my five decades in the industry.

“As we transition to a more sustainable, circular world, steel has a central role to play in delivering low-carbon, long-lasting and ultimately re-usable infrastructure for the new economy. To achieve this, we must understand what our stakeholders want from the materials of the future, and how we can minimise and mitigate their impacts. This report demonstrates that we take those challenges seriously and are planning for a sustainable future”.

The company has also today published its 2022 Fact Book that is available here - https://corporate.arcelormittal.com/media/pfwpkrrw/arcelor-mittal-fact-book-2022.pdf

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2022, ArcelorMittal had revenues of $79.8 billion and crude steel production of 59 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our purpose is to produce ever smarter steels that have a positive benefit for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com